UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the fourth quarter results ended April 30, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 12, 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

A year of strong internal growth for Couche-Tard
The Company exceeds its IMPACT program implementation, expansion-by-acquisition and store opening objectives

  For the fourth quarter of fiscal year 2006, net earnings decreased by 1.2% to US$32.1 million or US$0.15 per share on a diluted basis. By excluding non-recurring items and items for which Couche-Tard has little or no control, net earnings would have been US$36.7 million(1) or US$0.18 per share on a diluted basis, up 35.9% compared with the net earnings of the fourth quarter of the previous year (adjusted based on the effective annual income tax rate of 2005).

  For fiscal year 2006, revenues increased by 26.4% or US$2.12 billion to US$10.16 billion.

  For fiscal year 2006, net earnings rose 26.4% to US$196.2 million or US$0.94 per share on a diluted basis.

  Couche-Tard confirms the effectiveness of its controls over financial reporting as at April 30, 2006 thus conforming to legal and regulatory requirements prior to the applicable implementation date set by Canadian and American regulatory authorities.

  Couche-Tard continues to post a solid financial position, with cash of US$331.5 million as at April 30, 2006, shareholders' equity of US$966.0 million, up 31.8%, and a net interest-bearing debt to total capitalization ratio of 0.17:1(2), compared with 0.28:1 the previous year.

  Expansion and differentiation: Couche-Tard acquired 73 Company-operated stores, 27 affiliated stores, opened another 78 and implemented its IMPACT program in 446 stores in North America, well exceeding the objectives set for the fiscal year. Subsequent to fiscal year-end, the Company closed the acquisition of 90 stores in the States of Georgia and Alabama and signed an agreement to acquire 24 others in Louisiana (June 2006).

ATD.A, ATD.B / TSX

Laval, July 12, 2006 — Alimentation Couche-Tard Inc. (Couche-Tard) announces its results for the 13-week period (fourth quarter) and the 53-week fiscal year ended April 30, 2006. "The fiscal year was very satisfying considering it was highlighted by solid internal growth and a significant increase in our consolidated merchandise and service gross margins which rose to 33.4%. Same-store motor fuel volume on a 52-week basis grew by 6.0% in the United States and by 2.8% in Canada. It should be pointed out that the increase in motor fuel gross margin had a total positive impact of US$11.6 million on our operating income, net of the higher electronic payment modes related expense generated by the rise in retail prices of motor fuel. Our fiscal 2006 performance attests to the effectiveness of our targeted marketing strategies and business model in both the U.S. and Canada. We accelerated the implementation of our IMPACT program, a true profit and growth driver for our stores, while taking advantage of outstanding opportunities to acquire small complementary networks in several strategic markets," indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

(1)	These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.
(2)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by the addition of shareholders' equity and long-term interest-bearing debt, net of cash and cash equivalents. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Change in Reporting Currency

Since the first quarter of fiscal 2006, Couche-Tard has reported its financial results and financial position in United States dollars (US dollars) and accordingly, its Canadian assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the Cumulative translation adjustments account in the Shareholders' equity. The functional currency of the Company and the functional currencies of each of its subsidiaries remain unchanged. All comparative amounts for prior periods have been restated and are presented in US dollars.

Exchange Rate Data

The US dollar reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard's operations in the United States and its US dollar denominated debt. The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	13 and 12-week periods ended		53 and 52-week periods ended
	April 30, 2006	April 24, 2005	April 30, 2006	April 24, 2005
	13 weeks	12 weeks	53 weeks	52 weeks
Average for period (1)	0.8695	0.8125	0.8417	0.7779
Period end	0.8945	0.8098	0.8945	0.8098

(1)	Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Reporting Cycle

The Company's 52-week reporting cycle is divided into four quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2006, contains 53 weeks, the fourth quarter comprises 13 weeks.

13-Week Period Ended April 30, 2006

Motor Fuel Price Volatility

The average retail price of motor fuel in Couche-Tard's U.S. markets amounted to $2.48 per gallon for the 13-week period ended April 30, 2006 compared with $2.07 per gallon for the 12-week period ended April 24, 2005. The gross margin on motor fuel revenues varies primarily as a result of product cost volatility and competition. Although motor fuel gross margins can be volatile from one quarter to the next, they generally even out on an annual basis. For each of the last four quarters commencing with the first quarter of fiscal 2006, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 14.86¢, 17.05¢, 17.63¢ and 10.96¢ per gallon respectively - with a weighted average of 15.14¢ per gallon for 2006 compared with 14.17¢ per gallon for 2005. Net of electronic payment modes related expense, these same gross margins were 11.88¢(1), 13.55¢(1), 14.39¢(1) and 7.65¢ per gallon, with a weighted average of 11.88¢ per gallon for 2006 compared with 11.52¢ per gallon for 2005. The motor fuel gross margin for the U.S. Company-operated stores was 10.96¢ per gallon (7.65¢ per gallon, net of electronic payment modes related expense) for the fourth quarter of this year compared with 11.26¢ per gallon (8.51¢ per gallon, net of electronic payment modes related expense) for the same period last year. For the fourth quarter of the current year, this decrease in the motor fuel gross margin had a negative impact of $1.6 million on Couche-Tard's operating income (positive impact of $0.2 million including the effect of the increase in the gross margin on motor fuel revenues in Company-operated stores in Canada). Including the increase in electronic payment modes related expense, excluding volume effect, the negative impact is $4.6 million ($2.9 million including the results of Company-operated stores in Canada).

(1) Restated following improvements in analysis and available data.

Results of Operations

The following table highlights certain information regarding Couche-Tard's operations for the 13 and 12-week periods ended April 30, 2006 and April 24, 2005 and for the 53 and 52-week periods ended April 30, 2006 and April 24, 2005:

(In millions of US dollars, unless otherwise stated)	13 and 12-week periods ended		53 and 52-week periods ended
	April 30, 2006	April 24, 2005	April 30, 2006	April 24, 2005
	13 weeks	12 weeks	53 weeks	52 weeks
Statement of Operations Data:
Merchandise and service revenues (1):
Canada	338.4	280.8	1,426.7	1,239.5
United States	700.7	598.4	2,812.0	2,564.7
Total merchandise and service revenues	1,039.1	879.2	4,238.7	3,804.2
Motor fuel revenues
Canada	217.4	157.4	873.7	664.8
United States	1,382.4	925.1	5,044.9	3,567.8
Total motor fuel revenues	1,599.8	1,082.5	5,918.6	4,232.6
Total revenues	2,638.9	1,961.7	10,157.3	8,036.8
Merchandise and service gross profit (1):
Canada	116.8	95.6	483.1	415.7
United States	238.2	194.2	932.3	834.9
Total merchandise and service gross profit	355.0	289.8	1,415.4	1,250.6
Motor fuel gross profit:
Canada	16.1	11.8	63.6	51.3
United States	60.5	49.6	312.5	255.9
Total motor fuel gross profit	76.6	61.4	376.1	307.2
Total gross profit	431.6	351.2	1,791.5	1,557.8
Operating, selling, administrative and general expenses	347.6	282.5	1,352.9	1,214.7
Depreciation and amortization of property and equipment and other	26.8	21.6	106.9	83.9
assets
Operating income	57.2	47.1	331.7	259.2
Financial expenses	8.5	7.4	34.0	30.7
Earnings before income taxes	48.7	39.7	297.7	228.5
Income taxes	16.6	7.2	101.5	73.3
Net earnings	32.1	32.5	196.2	155.2
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	34.2%	33.0%	33.4%	32.9%
Canada	34.5%	34.0%	33.9%	33.5%
United States	34.0%	32.5%	33.2%	32.6%
Growth of same-store merchandise revenues on a 12-week basis for the quarter and on a 52-week basis for the year (2)(5):
Canada	4.3%	3.3%(6)	3.9%	2.6%(6)
United States	4.6%	6.6%(6)	5.2%	10.4%(6)
Motor fuel gross margin:
Canada (Cdn cents per litre)	5.11	4.60	5.00	4.61
United States (US cents per gallon) (3)	10.96	11.26	15.14	14.17
Volume of motor fuel sold (4):
Canada (millions of litres)	361.4	313.9	1,509.6	1,413.5
United States (millions of gallons)	559.5	450.6	2,116.1	1,858.1
Growth of same-store motor fuel volume on a 12-week basis for the quarter and on a 52-week basis for the year (5):
Canada	4.1%	7.4%(6)	2.8%	6.6%(6)
United States	5.8%	4.5%(6)	6.0%	6.3%(6)
Per share data
Basic net earnings per share (dollars per share)	0.16	0.16	0.97	0.77
Diluted net earnings per share (dollars per share)	0.15	0.16	0.94	0.75
Dividends paid on common shares (Cdn dollars per share)	0.025	-	0.05	-
Balance Sheet Data
Total assets	2,369.2	1,995.7	2,369.2	1,995.7
Interest bearing debt	524.1	530.9	524.1	530.9
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1). Growth in Canada is calculated based on Canadian dollars.
(3)	For Company-operated stores only.
(4)	Includes volumes of franchisees and dealers.
(5)	Since the first quarter of fiscal 2006, growth in both merchandise revenues and motor fuel volumes are reported on a same-store basis.
(6)	For both comparative periods, growth in merchandise revenues and motor fuel volumes are reported on an average per store basis to be constant with the Company's prior practices. Growth in the United States excludes the Circle K acquisition.

13-Week Period Ended April 30, 2006 Compared to the 12-Week Period Ended April 24, 2005

The following table highlights certain information regarding the movement of Couche-Tard's stores during the 13-week period ended April 30, 2006:

	Company-operated	Affiliated
	stores	stores	Total
Number of stores, beginning of period	3,605	1,304	4,909
Acquired	32	19	51
Opened	22	33	55
Closed	(25)	(7)	(32)
Converted into affiliated stores	(2)	2	-
Number of stores, end of period	3,632	1,351	4,983

During the quarter, Couche-Tard also implemented its IMPACT program in 182 Company-operated stores for a total of 446 in 2006. As a result, 47.6% of the Company-operated stores have now been converted to the IMPACT program. The continuation of the implementation of the IMPACT program will allow Couche-Tard considerable potential for future internal growth.

All of the Company-operated stores that were closed did not have the potential to meet Couche-Tard's contribution expectations. Most of these stores were part of the Circle K network acquired December 17, 2003.

For the 13-week period ended April 30, 2006, Couche-Tard achieved revenues of $2.64 billion, compared with $1.96 billion for the same period in fiscal 2005, an increase of 34.5% or $677.2 million. The Company recorded 78.9% of its revenues in the United States, compared with 77.7% in the fourth quarter last year.

In the United States, growth of same-store merchandise revenues (on a 12-week standardized basis) was 4.6% while it was 4.3% in Canada. In both the U.S. and Canada, this growth is partially due to the results from investment in the Company's IMPACT program conversions, as well as the results from the launch of new products that were well received by customers and from the implementation of its pricing strategies on certain product categories. In Canada, the growth was negatively affected by growing smuggling on tobacco products.

In the United States, the growth of same-store motor fuel volume (on a 12-week standardized basis) was 5.8% in the fourth quarter of 2006 while it was 4.1% in Canada, which reflects the positive impact, in both the U.S. and Canada, of certain pricing strategies. Growth in Canada also reflects the positive consumer response in Ontario to the rebranding of several motor fuel locations, which now operate under Mac's in addition to a strong economy in Western Canada.

Gross profit grew by 22.9% or $80.4 million to $431.6 million, compared with $351.2 million for the same quarter last year. This increase is mainly due to higher sales overall and higher gross margins on merchandise and service, offset by lower motor fuel margins.

  The consolidated merchandise and service gross margin was 34.2%, up from 33.0% in the same period last year. The gross margin in the United States was 34.0%, up from 32.5% in the fourth quarter of the previous year, whereas in Canada, it was 34.5%, up from 34.0% for the fourth quarter of 2005. In both the U.S. and Canada, the increase in gross margin is due to improvements in purchasing terms, improved product mix as well as the launch of new products that were well received by customers and that generated higher margins.

  The motor fuel gross margin decreased to 10.96¢ per gallon, in the United States, compared with 11.26¢ per gallon in the fourth quarter of the previous year, whereas it increased to Cdn5.11¢ per litre in Canada, from Cdn4.60¢ per litre for the corresponding period of the previous year. These changes primarily reflect the volatile nature of the motor fuel business and the Company's selective pricing strategy implemented in certain areas of the U.S. and Canada to stimulate sales volume.

Operating, selling, administrative and general expenses increased by $65.1 million or 23.0% over the fourth quarter of the previous year. This includes an increase of $6.0 million in electronic payment modes related expense, which relates to the increase in the retail price of motor fuel. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses increased by 1.3%. This increase is primarily due to the recognition of a non-recurring charge of $5.0 million relating to penalties for the termination of two contracts governing the operation of automatic teller machines in some Company-operated U.S. stores. The termination of these contracts will allow Couche-Tard to operate the automatic teller machines in these stores itself and to increase their contribution.

Depreciation and amortization of property and equipment and other assets increased by $5.2 million to $26.8 million in the fourth quarter of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005 and 2006.

Operating income of $57.2 million for the fourth quarter of fiscal 2006 increased by 21.4%, or $10.1 million, over the $47.1 million earned in the same period of the previous fiscal year.

Financial expenses of $8.5 million were up by $1.1 million or 14.9% over the same period last year due to a general increase in interest rates. The average interest rate applied to borrowings rose to 7.8% compared with 6.1% for the same quarter of the previous year. Interest rate swaps entered into in March 2004 increased financial expenses by $0.8 million compared with a decrease of $0.7 million in the fourth quarter of fiscal 2005. In addition, financial expenses were reduced in the fourth quarter of this year by $2.6 million of interest income earned from the investing of excess cash compared with $1.0 million in the fourth quarter of the previous year.

Income taxes increased by $9.4 million, to $16.6 million, primarily due to increased pre-tax earnings as well as a rate adjustment, in the fourth quarter of 2005, in order to adjust the income taxes for the year based on the annual rate.

Net earnings stood at $32.1 million or $0.16 per share ($0.15 per share on a diluted basis), compared with $32.5 million or $0.16 per share ($0.16 per share on a diluted basis), which represents a decrease of 1.2%. By applying the effective annual tax rate in effect for 2005 (32.08%) to earnings of the fourth quarter of 2005, the net earnings for this quarter would have been $27.0 million or $0.13 per share on a diluted basis. In addition, net earnings in the fourth quarter of 2006 were affected by the following items, presented net of income tax:

	Negative impact		Negative impact
Net earnings for	related to the	Negative impact	related to the	Positive impact	Positive impact	Net earnings for
the 4th quarter of	increase in	related to non-	increase in the	related to changes	related to the 13th	the fourth quarter
2006, as	electronic	recurring	effective tax rate	in the exchange	week of the 4th	of 2006, adjusted
presented	payment modes	termination fees (2)	(3)	rate (4)	quarter of 2006	(5)
related expense (1)
$32.1 million	$4.0 million	$3.3 million	$1.0 million	($1.0) million	($2.7) million	$36.7 million

(1)   Related to the increase in the retail price and sales volume of motor fuel.

(2)   Recognition of a non-recurring charge relating to penalties for the termination of certain contracts.

(3)   Impact of the increase in the effective tax rate, which was 34.09% in the fourth quarter of this year compared with 32.08% for fiscal year 2005.

(4)   Impact of the increase in the value of the Canadian dollar compared with the US dollar.

(5)   These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.

Thus, by taking into account all of these factors for which the nature is non-recurring or for which the Company has little or no control, net earnings for the fourth quarter of 2006 would have been $36.7 million ($0.18 per share on a diluted basis), which represents an increase of 35.9% compared with the net earnings of the fourth quarter of the previous year (adjusted based on the effective annual income tax rate of 2005).

Principal Cash Flows for the 13-Week Period Ended April 30, 2006

Net cash provided by operating activities amounted to $143.6 million in the 13-week period ended April 30, 2006, compared with net cash provided by operating activities of $185.2 million in the 12-week period ended April 24, 2005. This represents a decrease of $41.6 million, which is primarily due to changes in non-cash working capital in the fourth quarter of 2005. The change in non-cash working capital was primarily attributable to temporary differences related to the payment of accounts payable. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of property and equipment and other assets and future income taxes amounted to $70.4 million(1) (or $0.35 per share (1)), up $1.8 million or 2.6% from the $68.6 million (or $0.34 per share) generated during the 12-week period ended April 24, 2005.

Net cash used in investing activities for the 13-week period ended April 30, 2006 amounted to $158.5 million, including an amount of $37.2 million to acquire 34 Company-operated stores and 19 affiliated stores in the U.S. At the closing date, two Company-operated stores were closed. Net cash used in investing activities amounted to $94.6 million for the 12-week period ended April 24, 2005, including $35.4 million for the acquisition of 28 sites in the U.S. Investment in property and equipment amounted to $102.0 million, compared with $79.8 million for the 12-week period ended April 24, 2005. These capital expenditures were primarily related to the implementation of the Company's IMPACT program, investment in new stores and the replacement of equipment in some stores. Cash generated from sale and leaseback transactions amounted to $5.4 million in the 13-week period ended April 30, 2006, compared with $18.1 million for the corresponding period in 2005.

________________________________
(1) These cash flows and cash flows per share are presented for information purposes only and represent performance measures used especially in financial circles. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Net cash used by financing activities amounted to $6.0 million for the 13-week period ended April 30, 2006. This amount was allocated to the repayment of long-term debt of $1.7 million and to a $4.3 million dividend payment to shareholders. In the same period of the previous year, net cash of $0.2 million was used, essentially for the repayment of the debt of $1.2 million, offset by the $0.9 million of proceeds from the issue of shares on exercise of stock options.

53-Week Period Ended April 30, 2006

Fiscal Year Highlights

Business Acquisitions

During fiscal 2006, Couche-Tard made the following business acquisitions:
  effective March 14, 2006: 34 Company-operated stores and 19 affiliated stores, all operating under the Shell banner in the Indianapolis area (Indiana, U.S.), from Shell Oil Products US. At the closing date, two Company-operated stores were closed.;
  effective December 14, 2005: 16 Company-operated stores operating under the Winners banner (New Mexico, U.S.), from Conway Oil Company and Conway Estate Company;
  effective December 8, 2005: 18 Company-operated stores and 8 affiliated stores, all operating under the BP banner in the Memphis area (Tennessee, U.S.), from BP Products North America, Inc.;
  effective November 3, 2005: seven Company-operated stores operating under the Fuel Mart banner (Ohio, U.S.), from Ports Petroleum Co.

Couche-Tard expects those 73 Company-operated stores and 27 affiliated stores to represent additional annual sales of approximately $341.0 million and to contribute to its net earnings on an annual basis.

These four acquisitions were carried out for a total cash consideration of $91.6 million, financed using the Company's available cash. The net assets acquired include $4.6 million in working capital, $81.4 million in property and equipment, $2.0 million in trademarks and licences, $1.3 million in other assets, $3.9 million in goodwill and $1.6 million in deferred credits and other liabilities. Most of the goodwill related to the transactions is deductible for tax purposes.

Dividends

On November 15, 2005, the Company's Board of Directors adopted a quarterly dividend policy of Cdn0.025$ per share on Class A multiple voting shares and Class B subordinate voting shares (the shares). Following the adoption of this dividend policy, the Board of Directors declared and approved quarterly dividends of Cdn0.025$ per share for both second and third quarters of fiscal 2006. Subsequent to year end, the Board of Directors declared and approved a quarterly dividend of Cdn0.025$ per share for the fourth quarter of fiscal 2006, payable July 31, 2006.

Internal Controls

The Company maintains a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. It undertakes ongoing evaluations of the effectiveness of internal controls over financial reporting and implements control enhancements, when appropriate. As at April 30, 2006, the Company's management and external auditors reported that these internal controls were effective. By issuing this report at that date, Couche-Tard has complied with legal and regulatory requirements prior to the implementation date set for the Company by the Canadian and American regulatory authorities.

The Company also maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in the MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Franchises and Licenses

During fiscal 2006, Couche-Tard entered into an agreement with ConocoPhillips Company resulting in the addition of 75 new franchises operating under the Circle K banner in the Western United States, which will bring the total to 251 franchises operated by ConocoPhillips Company and 672 franchises in the entire North American network. Also during fiscal 2006, the Company decided not to renew the agreement with the license holder of 800 stores operated in Taiwan under the Circle K banner since there was no agreement on renewal conditions. Overall, the impact of these events on the Company's financial position and operating results will not be significant.

Hurricanes

During 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $16.7 million, which will result in a net claim of about $13.0 million. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $2.0 million in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

In total, 163 sites were affected to various degrees, 15 of which are still closed as of today. Of these sites, management expects that approximately 13 will remain permanently closed because they did not have the potential to meet the Company's contribution expectations, while the other two should reopen in fiscal year 2008. As at April 30, 2006, and from the date of occurrence of those events, Couche-Tard estimates that it has lost approximately 5,500 store-days.

As part of the Company's risk management process, management has decided not to renew its insurance coverage for material damage related to hurricanes. This decision is based on the fact that the renewal conditions proposed by the insurance companies were considered to be unacceptable from an economic perspective. In fact, based on the proposals received, the Company would have had to assume most of the risk. In addition, management believes that the Company has the financial strength and available funds to absorb the risk. This decision will be reviewed and re-evaluated on a regular basis in light of changing market conditions.

Motor Fuel Price Volatility

The average retail price of motor fuel in Couche-Tard's U.S. markets amounted to $2.40 per gallon in fiscal 2006, compared with $1.94 per gallon in fiscal 2005. The gross margin on motor fuel revenues varies primarily as a result of product cost volatility and competition. In fiscal 2006, this increase in the motor fuel gross margin had a positive impact of $19.7 million on Couche-Tard's operating income ($25.3 million including Company-operated stores in Canada). Net of the increase in electronic payment modes related expense, excluding volume effect, the positive impact is $7.2 million ($11.6 million including Company-operated stores in Canada).

53-Week Period Ended April 30, 2006 Compared to the 52-Week Period Ended April 24, 2005

The following table highlights certain information regarding the movement of the Company's stores during the 53-week period ended April 30, 2006:

	Company-operated	Affiliated
	stores	stores	Total
Number of stores, beginning of period	3,581	1,264	4,845
Acquired	73	27	100
Opened	78	119	197
Closed	(91)	(68)	(159)
Converted into Company-operated stores	1	(1)	-
Converted into affiliated stores	(10)	10	-
Number of stores, end of period	3,632	1,351	4,983

All of the Company-operated stores that were closed did not have the potential to meet Couche-Tard's contribution expectations. Most of these stores were part of the Circle K network acquired December 17, 2003.

For the 53-week period ended April 30, 2006, Couche-Tard achieved revenues of $10.16 billion, compared with $8.04 billion in fiscal 2005, a significant increase of 26.4% or $2.12 billion. The Company recorded 77.4% of its revenues in the United States, compared with 76.3% in the previous fiscal year.

In the United States, growth of same-store merchandise revenues (on a 52-week standardized basis) was 5.2% over the prior year while it was 3.9% in Canada. In both the U.S. and Canada, this growth reflects the results from investment in its IMPACT program conversions as well as the efforts made by implementing new pricing strategies on certain product categories and by modifying the product mix. In the U.S., the increase in tobacco tax in some regions also contributed to the growth while in Canada, growing smuggling on tobacco products had a negative impact.

In the United States, the growth of same-store motor fuel volume (on a 52-week standardized basis) was 6.0% while it was 2.8% in Canada. The growth in the U.S. in part reflects the positive impact of certain pricing strategies, partially offset by the shortage of motor fuel in certain regions in the second and third quarters of 2006 due to the hurricanes. In addition, in both the U.S. and Canada, growth was negatively affected by pressure on consumer spending caused by the sharp increase in retail pump prices.

Gross profit grew by 15.0% or $233.7 million to $1.79 billion, compared with $1.56 billion for the previous year. This increase is mainly due to higher sales overall and higher margins on merchandise and service revenues and on motor fuel revenues in both Canada and the U.S.

  The consolidated merchandise and service gross margin was 33.4%, up from 32.9% in the previous fiscal year. The gross margin in the United States was 33.2%, up from 32.6% in the previous year. In Canada, it was 33.9% compared with 33.5% for fiscal 2005. In both U.S. and Canadian markets, the impact of improvements in purchasing terms, changes in product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of Couche-Tard's IMPACT program in an increasing number of stores are behind the increase in gross margin. However, the increase in gross margin in the United States and Canada was also affected by the Company's pricing strategies on certain product categories designed to increase volume.

  The motor fuel gross margin increased to 15.14¢ per gallon in the United States from 14.17¢ per gallon in the previous year, whereas in Canada, it also increased, reaching Cdn5.00¢ per litre compared with Cdn4.61¢ per litre in the previous year. These increases primarily reflect the volatile nature of the motor fuel business, partially offset by the Company's selective pricing strategies implemented in certain areas of the U.S. to increase sales volume and by strong competition in some regions.

Operating, selling, administrative and general expenses increased by $138.2 million or 11.4% over the previous fiscal year. This includes an increase of $20.8 million in electronic payment modes related expense, which relates to the increase in the retail price of motor fuel. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained unchanged despite the recognition of a non-recurring charge of $5.0 million relating to the termination of certain contracts governing the operation of automatic teller machines in some of the Company's stores in the United States. Not including this non-recurring charge, operating, selling, administrative and general expenses would have decreased by 0.1% as a percentage of merchandise and service revenues, reflecting the effectiveness of Couche-Tard's operating model.

Depreciation and amortization of property and equipment and other assets increased by 27.4% to $106.9 million in fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005 and 2006.

Operating income of $331.7 million for fiscal 2006 increased by 28.0%, or $72.5 million, over the $259.2 million earned in the previous fiscal year.

Financial expenses of $34.0 million were up by $3.3 million or 10.7% over last year due to a general increase in interest rates. The average interest rate applied to the Company's borrowings rose to 7.0% compared with 5.2% for fiscal 2005. Interest rate swaps entered into in March 2004 increased financial expenses by $1.3 million compared with a decrease of $5.6 million for fiscal 2005. In addition, financial expenses were reduced by $8.1 million of interest income earned from the investing of excess cash compared with $2.2 million in the previous year.

Income taxes increased by $28.2 million or 38.5%, to $101.5 million, primarily due to increased pre-tax earnings. The increase in the effective income tax rate by approximately 2.0% is attributable to changes made to the apportionment of taxable income among the various jurisdictions that have different income tax rates.

Net earnings increased by $41.0 million or 26.4%, to $196.2 million or $0.97 per share ($0.94 per share on a diluted basis), compared with $155.2 million or $0.77 per share ($0.75 per share on a diluted basis) in the previous year. Net earnings for 2006 were affected by the following items, presented net of income tax:

	Negative impact
	related to the	Negative impact	Positive impact	Negative impact	Positive impact
Net earnings for	increase in	related to non-	related to the	related to the	related to	Positive impact	Net earnings for
2006, as	electronic	recurring	increase in	increase in the	changes in the	related to the	2006, adjusted
presented	payment modes	termination fees	motor fuel	effective tax	exchange rate	53rd week of	(6)
	related expense	(2)	margins (3)	rate (4)	(5)	2006
	(1)
$196.2 million	$13.7 million	$3.3 million	($16.7) million	$6.0 million	($4.0) million	($2.7) million	$195.8 million

(1) Related to the increase in the retail price and sales volume of motor fuel..

(2) Recognition of a non-recurring charge relating to penalties for the termination of certain contracts governing the operation of automatic teller machines in some stores in the United States.

(3) Increase in the motor fuel gross margins for Company-operated stores.

(4) Impact of the increase in the effective tax rate, which was 34.09% for this year compared with 32.08% for fiscal year 2005.

(5) Impact of the increase in the value of the Canadian dollar compared with the US dollar.

(6) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.

Thus, by taking into account all of these factors for which the nature is non-recurring or for which the Company has little or no control, net earnings for fiscal 2006 would have been $195.8 million ($0.94 per share on a diluted basis), which represents an increase of 26.2% compared with the net earnings for the previous year.

Principal Cash Flows for the 53-Week Period Ended April 30, 2006

Net cash provided by operating activities amounted to $401.5 million in fiscal 2006, compared with $316.1 million in fiscal 2005. This represents an increase of $85.4 million, which is primarily due to the increase in net earnings of $41.0 million and the receipt of income taxes receivable. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of property and equipment and other assets and future income taxes amounted to $324.3 million (1) (or $1.61 per share (1)), an increase of $66.0 million or 25.6% over the $258.3 million (or $1.28 per share) generated during last fiscal year.

Net cash used in investing activities for the year ended April 30, 2006 amounted to $316.8 million, including an amount of $91.6 millions for the acquisition of 73 Company-operated stores and 27 affiliated stores in the U.S. Net cash used in investing activities amounted to $223.6 millions in fiscal 2005, including $69.6 millions for the acquisition of 49 sites in the U.S. Capital expenditures amounted to $245.3 million, compared with $182.8 million for the previous year. This amount was primarily allocated for the implementation of the Company's IMPACT program, investment in new stores and the replacement of equipment in some stores. Cash generated from sale and leaseback transactions amounted to $36.2 million in fiscal 2006 compared with $19.9 million in the prior year.

Net cash used in financing activities amounted to $15.4 million for fiscal 2006, including repayment of long-term debt of $6.9 million, a $8.7 million dividend payment to shareholders and the receipt of $0.2 million in cash from the issue of shares on exercise of stock options. In fiscal 2005, net cash of $3.2 million was generated, essentially from the $9.3 million of proceeds from the issue of shares on exercise of stock options, which was offset by the repayment of long-term debt of $6.3 million.

____________
(1) These cash flows and cash flows per share are presented for information purposes only and represent performance measures used especially in financial circles. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Financial Position as at April 30, 2006

Couche-Tard's total consolidated assets of $2.37 billion as at April 30, 2006 increased by $373.5 million compared with the previous year. The following items primarily represent the change:

  an increase of $202.1 million in property and equipment attributable to capital investments in 2006;

  an increase of $78.8 million in cash and cash equivalents, which amounted to $331.5 million as at April 30, 2006;

  an increase of $26.6 million in credit and debit cards receivable generated by higher motor fuel revenues;

  an increase of $21.2 million in motor fuel inventory attributable to higher crude oil prices on the global market.

Shareholders' equity of $966.0 million as at April 30, 2006 increased by $232.8 million resulting mainly from net earnings of $196.2 million in addition to the increase in cumulative translation adjustments for fiscal 2006. The increase in cumulative translation adjustments was generated by significant exchange rate fluctuations. The net interest-bearing debt to total capitalization ratio stood at 0.17:1(1), versus 0.28:1 as at April 24, 2005.

Events Subsequent to April 30, 2006

Acquisitions

On June 12, 2006, Couche-Tard finalized the transaction with Spectrum Holding, Inc. regarding the acquisition of 90 stores operating under the Spectrum banner in the States of Georgia and Alabama in the United States. The transaction was carried out for a cash consideration of $130.0 million, financed using the Company's available cash.

The Company expects that the 90 new stores will represent additional annual revenues of approximately $325.0 million and that they will contribute to net earnings on an annual basis.

In addition, also on June 12, 2006, Couche-Tard signed an agreement with Moore Oil Company, LLC in order to acquire a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana in the U.S. Of the 24 stores, six are operated by the company, 17 are operated by independent store operators and one store is currently under construction. If the transaction is completed as expected in July 2006, the Company anticipates that these stores will contribute to its operating income on an annual basis.

________________
 (1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by the addition of shareholders' equity and long-term interest-bearing debt, net of cash and cash equivalents. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Income Taxes

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec regarding amendments to the Taxation Act and other legislative provisions. As a result, an unusual retroactive income tax expense of approximately $9.8 million, excluding other associated expenses, will be recognized in the first quarter of fiscal 2007. This modification will not have a significant impact on the effective income tax rate of the Company in the future.

Outlook

"We achieved an outstanding performance in 2006, ending the year with a good liquidity level. We believe that our financial strength and the allocation of our financial resources provide us with fundamentals for the sustained successful implementation of our operating strategies. During fiscal 2007, we will further focus on innovation and the launch of new products and services. We will continue to invest capital in our existing store base with a target of converting approximately 500 stores under our IMPACT program and adding approximately 100 new Company-operated store locations through new store development and small acquisitions. We anticipate that about 50 stores will be closed or converted into affiliated stores, including 28 from the Circle K store network. We therefore plan to invest a net amount of approximately $300.0 million in property and equipment. While recognizing that growth in earnings is also dependent on various external factors, including the impact of the foreign exchange rate, motor fuel gross margin and electronic payment modes related expenses, we are confident and optimistic about our growth opportunities for fiscal 2007," concluded Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable as a publicly traded company in its business sector. The Company currently operates a network of 4,983 convenience stores, 3,085 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Approximately 37,000 people work at Couche-Tard's executive offices and throughout the network in North America.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on July 12, 2006 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-814-4862 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Wednesday, July 12, 2006 from 4:30 p.m. until Wednesday, July 19, 2006 at 11:59 p.m. by dialing 1-877-289-8525 — access code 21194022 followed by the # key. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars (Note 1), except per share amounts, unaudited)

	13 weeks	12 weeks	53 weeks	52 weeks
For the periods ended	April 30,	April 24,	April 30,	April 24,
	2006	2005	2006	2005

	$	$	$	$
Revenues	2,638.9	1,961.7	10,157.3	8,036.8
Cost of sales	2,207.3	1,610.5	8,365.8	6,479.0
Gross profit	431.6	351.2	1,791.5	1,557.8

Operating, selling, administrative and general expenses	347.6	282.5	1,352.9	1,214.7
Depreciation and amortization of property and equipment and
other assets	26.8	21.6	106.9	83.9
	374.4	304.1	1,459.8	1,298.6
Operating income	57.2	47.1	331.7	259.2
Financial expenses	8.5	7.4	34.0	30.7
Earnings before income taxes	48.7	39.7	297.7	228.5
Income taxes	16.6	7.2	101.5	73.3
Net earnings	32.1	32.5	196.2	155.2

Net earnings per share (Note 4)
Basic	0.16	0.16	0.97	0.77
Diluted	0.15	0.16	0.94	0.75
Weighted average number of shares (in thousands)	202,038	201,832	202,030	201,342
Weighted average number of shares - diluted (in thousands)	208,183	207,249	207,662	206,362
Number of shares outstanding at end of period (in thousands)	202,040	201,970	202,040	201,970

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited (Note 1))

			53 weeks	52 weeks
For the periods ended			April 30,	April 24,
			2006	2005
			$	$
Balance, beginning of period			5.6	3.2
Stock-based compensation (Note 6)			3.8	2.5
Fair value of stock options exercised			-	(0.1)
Balance, end of period			9.4	5.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited (Note 1))

			53 weeks	52 weeks
For the periods ended			April 30,	April 24,
			2006	2005
			$	$
Balance, beginning of period			317.5	162.3
Net earnings			196.2	155.2
			513.7	317.5
Dividends			(8.7)	-
Balance, end of period			505.0	317.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited (Note 1))

	13 weeks	12 weeks	53 weeks	52 weeks
For the periods ended	April 30,	April 24,	April 30,	April 24,
	2006	2005	2006	2005

	$	$	$	$
Operating activities
Net earnings	32.1	32.5	196.2	155.2
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and
other assets, net of amortization of deferred credits	26.9	19.0	99.2	75.0
Future income taxes	6.9	17.0	26.8	26.4
Loss on disposal of property and equipment and other assets	4.5	0.1	2.1	1.7
Deferred credits	3.6	4.5	15.2	13.5
Other	8.3	(3.4)	4.8	(1.7)
Changes in non-cash working capital	61.3	115.5	57.2	46.0
Net cash provided by operating activities	143.6	185.2	401.5	316.1

Investing activities
Purchase of property and equipment	(102.0)	(79.8)	(245.3)	(182.8)
Business acquisitions	(37.2)	(35.4)	(91.6)	(69.6)
Temporary investments	(21.0)	-	(21.0)	-
Proceeds from sale and leaseback transactions	5.4	18.1	36.2	19.9
Increase in other assets	(3.7)	(1.8)	(7.0)	(6.5)
Proceeds from disposal of property and equipment and other assets	-	5.5	15.9	20.5
Liabilities assumed on business acquisitions	-	(1.2)	(4.0)	(5.1)
Net cash used in investing activities	(158.5)	(94.6)	(316.8)	(223.6)

Financing activities
Dividends paid	(4.3)	-	(8.7)	-
Repayment of long-term debt	(1.7)	(1.2)	(6.9)	(6.3)
Issuance of shares, net of share issue expenses	-	0.9	0.2	9.3
Increase in long-term debt, net of financing costs	-	0.1	-	0.2
Net cash provided by (used in) financing activities	(6.0)	(0.2)	(15.4)	3.2
Effect of exchange rate fluctuations on cash and cash equivalents	3.0	(2.3)	9.5	3.2
Net increase (decrease) in cash and cash equivalents	(17.9)	88.1	78.8	98.9
Cash and cash equivalents, beginning of period	349.4	164.6	252.7	153.8
Cash and cash equivalents, end of period	331.5	252.7	331.5	252.7

Supplemental information:
Interest paid	2.7	2.6	36.8	30.3
Income taxes paid	10.9	6.5	42.2	110.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars (Note 1))

	As at April 30,	As at April 24,
	2006	2005
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	331.5	252.7
Temporary investments	21.4	-
Accounts receivable	153.0	109.7
Income taxes receivable	0.7	31.6
Inventories	322.3	295.4
Prepaid expenses	15.2	10.0
Future income taxes	18.9	17.2
	863.0	716.6
Property and equipment	1,014.1	812.0
Goodwill	245.8	224.9
Trademarks and licenses	175.4	172.5
Deferred charges	28.2	30.7
Other assets	42.1	37.4
Future income taxes	0.6	1.6
	2,369.2	1,995.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	681.8	609.6
Current portion of long-term debt	8.0	7.0
Future income taxes	0.1	0.1
	689.9	616.7
Long-term debt	516.1	523.9
Deferred credits and other liabilities	127.2	89.6
Future income taxes	70.0	32.3
	1,403.2	1,262.5

Shareholders' equity
Capital stock	351.0	350.8
Contributed surplus	9.4	5.6
Retained earnings	505.0	317.5
Cumulative translation adjustments	100.6	59.3
	966.0	733.2
	2,369.2	1,995.7

The accompanying notes are an integral part of the consolidated financial statements.

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 24, 2005. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 Annual Report (the 2005 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

As at April 25, 2005, the Company changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. The Company used the current rate method to translate the Canadian dollars financial statements into US dollars for both the current and prior periods. Under this method, for the Canadian and corporate operations, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the Cumulative translation adjustments account in the Shareholders' equity. The functional currencies of the Company and each of its subsidiaries remain unchanged.

2. ACCOUNTING CHANGES

Non-monetary transactions

On June 1, 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, "Non-Monetary Transactions", replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1, 2006 have to be measured at fair value unless:

  the transaction lacks commercial substance;

  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  neither the fair value of the assets received nor the fair value of the asset given up is reliably measurable; or

  the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The Company adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have a material impact on the Company's consolidated financial statements.

Accounting for property and equipment and lease accounting

During fiscal year 2005, the Company undertook a review of its depreciation and amortization policies for all of its property and equipment and of its lease accounting policies. Previously, the Company used the decreasing charge method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

As a result of the review and an in depth study of the useful lives of its property and equipment, the Company decided to change its accounting policy for depreciation and amortization of property and equipment to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years consolidated financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported consolidated financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in property and equipment of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease to the cumulative translation adjustments balance of $0.7. For the year ended April 24, 2005, the impact on net earnings is a decrease of $3.7 ($0.02 per share on a diluted basis).

3. BUSINESS ACQUISITION

Effective March 14, 2006, the Company purchased 34 Company-operated stores and 19 affiliated stores, all operating under the Shell banner in the Indianapolis area of Indiana, United States, from Shell Oil Products US. At the closing date, two Company-operated stores were closed.

This acquisition was settled for a total cash consideration of $37.2 financed from the Company's available cash. The net assets acquired included working capital of $2.2, property and equipment of $31.1, goodwill of $2.9, other assets of $1.3 and deferred credits and other liabilities of $0.3. Most of the goodwill related to this transaction is deductible for tax purposes.

4. NET EARNINGS PER SHARE

		13-week period			12-week period
		ended April 30, 2006			ended April 24, 2005
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	32.1	202,038	0.16	32.5	201,832	0.16
Dilutive effect of stock options		6,145	(0.01)		5,417	-
Diluted net earnings available for
Class A and B shareholders	32.1	208,183	0.15	32.5	207,249	0.16

		53-week period			52-week period
		ended April 30, 2006			ended April 24, 2005
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	196.2	202,030	0.97	155.2	201,342	0.77
Dilutive effect of stock options		5,632	(0.03)		5,020	(0.02)
Diluted net earnings available for
Class A and B shareholders	196.2	207,662	0.94	155.2	206,362	0.75

A total of 170,000 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 13 and 53-week periods ended April 30, 2006. There are 465,000 stock options excluded from the calculation for the 12 and 52-week periods ended April 24, 2005.

5. CAPITAL STOCK

As at April 30, 2006, the Company has 56,388,652 (56,594,692 as at April 24, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,651,434 (145,375,660 as at April 24, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

Share Split

Effective March 18, 2005, the Company split all of its issued and outstanding Class A and B shares on a two-for-one basis. All share and per share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at April 30, 2006, 9,252,380 (8,745,400 as at April 24, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until March 10, 2016, at an exercise price varying from Cdn$2.38 to Cdn$24.27. Six series of stock options totaling 580,100 stock options at exercise prices ranging from Cdn$16.48 to Cdn$24.27 were granted since the beginning of the fiscal year.

For the 13 and 53-week periods ended April 30, 2006, the stock-based compensation costs amount to $0.8 and $3.8, respectively. For the 12 and 52-week periods ended April 24, 2005, the stock-based compensation costs amount to $0.6 and $2.5, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

  risk-free interest rate of 3.92%;

  expected life of 8 years;

  expected volatility of 35%;

  expected quarterly dividend rate of 0.45% (for stock options granted since the beginning of the third quarter).

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.65 (Cdn$7.72 as at April 24, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2005 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 13 and 53-week periods ended April 30, 2006, the Company's total net pension expense included in consolidated statements of earnings amount to $0.7 and $4.2, respectively. For the corresponding 12 and 52-week periods ended April 24, 2005, the expense is $0.5 and $3.9, respectively. The Company's pension plans are described in Note 21 of the consolidated financial statements presented in the 2005 Annual Report.

8. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	13-week period			12-week period
	ended April 30, 2006			ended April 24, 2005
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	338.4	700.7	1,039.1	280.8	598.4	879.2
Motor fuel	217.4	1,382.4	1,599.8	157.4	925.1	1,082.5
	555.8	2,083.1	2,638.9	438.2	1,523.5	1,961.7
Gross Profit
Merchandise and services	116.8	238.2	355.0	95.6	194.2	289.8
Motor fuel	16.1	60.5	76.6	11.8	49.6	61.4
	132.9	298.7	431.6	107.4	243.8	351.2
Property and equipment and goodwill (a)	464.2	795.7	1,259.9	407.2	629.7	1,036.9

	53-week period			52-week period
	ended April 30, 2006			ended April 24, 2005
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,426.7	2,812.0	4,238.7	1,239.5	2,564.7	3,804.2
Motor fuel	873.7	5,044.9	5,918.6	664.8	3,567.8	4,232.6
	2,300.4	7,856.9	10,157.3	1,904.3	6,132.5	8,036.8
Gross Profit
Merchandise and services	483.1	932.3	1,415.4	415.7	834.9	1,250.6
Motor fuel	63.6	312.5	376.1	51.3	255.9	307.2
	546.7	1,244.8	1,791.5	467.0	1,090.8	1,557.8

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. HURRICANES

During 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $16.7, which will result in a net claim of about $13.0. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $2.0 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

During 2005, certain areas of the Company's business in Florida experienced damages resulting from four hurricanes. Assets and leased properties that were damaged have a total replacement value of $23.5, which resulted in a net claim of about $16.6. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $15.9 in insurance proceeds. The Company considers that these hurricanes had no significant effect on the Company's financial position and operating results.

10. SUBSEQUENT EVENT

Business acquisitions

On June 12, 2006, the Company finalized, with Spectrum Holding, Inc., the acquisition of 90 sites operating under the Spectrum banner in the states of Georgia and Alabama, United States. This acquisition was settled for a total cash consideration of $130.0 financed from the Company's available cash.

On June 12, 2006, the Company signed an agreement with Moore Oil Company, LLC to acquire a network of 24 sites operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are operated by the company, 17 are operated by independent store operators and one is currently under construction. The transaction amount will be determined on closing.

Income taxes

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, an unusual retroactive income tax expense of approximately $9.8, excluding other associated expenses, will be recognized in first quarter of fiscal 2007. This modification will not have a significant impact on the effective income tax rate of the Company in the future.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.